October 18, 2012

VIA EDGAR

Tia L. Jenkins
Senior Assistant Chief Accountant
Securities and Exchange Commission
Washington, D.C.  20549

Re:	Cleantech Transit, Inc. Form 10-K for Fiscal Year Ended October 31, 2011 Filed February 14, 2012 File No. 000-52653

Dear Ms. Jenkins:

In response to your letter of October 12, 2012 regarding the above-referenced issuer, Cleantech Transit, Inc. (the "Company"), please be advised that the Company is responding to the Staff’s comments in this letter.  As requested in your letter, this letter references where each response to your specific comment was made in each respective filing.  For ease of reference, we have followed the numbering format of your letter in responding:

Form 10-K for Fiscal Year Ended October 31, 2011

Item 9A – Controls and Procedures, page 20

Management’s Report on Internal Control Over Financial Reporting, page 20

1.
We note in your disclosure that you identified material weaknesses in internal control over financial reporting (“ICFR”).  We further note that you do not provide all of the disclosures required by Item 308(a) of Regulation S-K.  Please revise your Form 10-K as follows:

•	Include a statement of management’s responsibility for establishing and maintaining adequate ICFR.
•	Identify the framework used by management to evaluate the effectiveness of ICFR.
•	Clearly state that your ICFR was not effective as of December 31, 2011 given the material weaknesses you identified.

28494 Westinghouse Place, Suite 213 | Valencia, California 91355
661.449.9630 Business | 818.475.1819 Facsimile |claudia@mcdowellodom.com
www.mcdowellodom.com

RESPONSE:

By amendment to the Company’s Form 10-K for the year ended October 31, 2011 being filed herewith, the Company has made the required corrections to its disclosure to Item 9A.

Changes in Internal Control Over Financial Reporting, page 21

2.
Please confirm to us that there were no changes in your ICFR that occurred during the fourth fiscal quarter that have materially affected, or are reasonably likely to materially affect, your ICFR and, if so, revise to provide such disclosure as required by Item 308 (c) of Regulation S-K

RESPONSE:

The Company confirms that there were no changes in ICFR during the fourth fiscal quarter that materially affected, or are reasonably likely to materially affect, its IFCR.

In connection with the Company’s responses to your comments, please be advised that the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company is also filing a letter acknowledging the above in a filing with the Commission being made at the same time that this correspondence is being filed.

28494 Westinghouse Place, Suite 213 | Valencia, California 91355
661.449.9630 Business | 818.475.1819 Facsimile |claudia@mcdowellodom.com
www.mcdowellodom.com

Please contact me with any questions.

Sincerely,

MCDOWELL ODOM LLP

/s/ Claudia McDowell
Claudia J. McDowell

28494 Westinghouse Place, Suite 213 | Valencia, California 91355
661.449.9630 Business | 818.475.1819 Facsimile |claudia@mcdowellodom.com
www.mcdowellodom.com

CLEANTECH TRANSIT, INC.
5440 West Sahara Suite 205
Las Vegas NV 89146

October 18, 2012

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention: Tia L. Jenkins Senior Assistant Chief Accountant

Re:	Cleantech Transit, Inc. Form 10-K for Fiscal Year Ended October 31, 2011 Filed February 14, 2012 File No. 000-52653

Dear Ms. Jenkins:

In response to your correspondence dated October 12, 2012 concerning the above-referenced filings, the comment letter from the Commission and the response thereto filed on behalf of the above-referenced issuer, Cleantech Transit, Inc. (the "Company"), please be advised, on behalf of the Company, that we acknowledge the following:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings under the Exchange Act of 1934;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

CLEANTECH TRANSIT, INC.

/s/ Kenneth Bosket
Kenneth Bosket, CEO